Exhibit 99.2

Summay of LEASE AGREEMENT

LEASE AGREEMENT, made between Jeong Man Bae (Landlord) and BSK & Tech Co., Ltd (Tenant).

For good consideration it is agreed between the parties as follows:

1.	Landlord hereby leases and rents to Tenant the premises described as follows:
Address : Bangbae dong #1002-14 Seocho-gu, Seoul, Korea
Lease Size : 462.8 m2 (4981.6 ft2)

2.	This Lease shall be in effect for a term of 24 Months, commencing on May 3rd 2007 and terminating on 2009.

3.	Tenant shall pay Landlord the deposit of One hundred million Korean Won (100,000,000 Won) and the monthly payments of Three Million Korean Won each, payable monthly in advance.

4.	Tenant shall at its own expense provide Three hundred Thousand Korean Won (300,000 Won) in the monthly payment.